Exhibit 99.1

MoneyHero Appoints Danny Leung as Chief Financial Officer to
Drive Next Phase of Profitable Growth

Danny Leung served as MoneyHero’s interim CFO since December 15, 2024

SINGAPORE, October 3, 2025 – MoneyHero Limited (NASDAQ: MNY) (“MoneyHero” or the “Company”), a leading personal finance aggregation and comparison platform and a digital insurance brokerage provider in Greater Southeast Asia, today announced the Company’s board of directors promoted Danny Leung to Chief Financial Officer (“CFO”), effective October 1, 2025. Mr. Leung had been serving as the Company’s interim CFO since December 15, 2024.

Rohith Murthy, Chief Executive Officer, said: “We are delighted to promote Danny Leung to CFO. During his tenure as interim CFO, he had shown exceptional leadership and played a critical role in driving MoneyHero’s pivot towards sustainable profitable growth by improving revenue quality, expanding gross margins, and tightening operating discipline. As we remain on track to achieving our Adjusted EBITDA profitability target by the end of 2025, we are confident in Danny’s ability to further optimize our operations, strengthen financial discipline, and drive strong sequential revenue growth as we continue our path to profitability.”

Danny Leung, Chief Financial Officer, added: “I am honored to officially step into the role of permanent CFO for MoneyHero Group. The remarkable progress we’ve achieved over the past year stands as a direct testament to the collective dedication, innovative spirit, and hard work of the entire MoneyHero team. I look forward to continuing our commitment to financial discipline as we grow our business, particularly as we expand our partnership ecosystem and improve revenue mix.”

A senior finance and accounting executive with over two decades of diverse experience across growth-stage businesses, multinational organizations, and publicly traded companies, Mr. Leung joined MoneyHero in 2024 as the Company’s Group Director of Finance, charged with helping to build and manage the Company’s financial systems.

The appointment came after MoneyHero reported its first quarterly net profit in Q2 2025 and sequential revenue growth in Q1 and Q2, underscoring the progress on its transformation strategy.

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About MoneyHero Group

MoneyHero Limited (NASDAQ: MNY) is a leading personal finance aggregation and comparison platform and a digital insurance brokerage provider in Greater Southeast Asia. The Company operates in Singapore, Hong Kong, Taiwan and the Philippines. Its brand portfolio includes B2C platforms MoneyHero, SingSaver, Money101, Moneymax and Seedly, as well as the B2B platform Creatory. The Company also retains an equity stake in Malaysian fintech company, Jirnexu Pte. Ltd., parent company of Jirnexu Sdn. Bhd., the operator of RinggitPlus, Malaysia’s largest operating B2C platform. MoneyHero had over 270 commercial partner relationships as at June 30, 2025, and had approximately 5.3 million Monthly Unique Users across its platform for the three months ended June 30, 2025. The Company’s backers include Peter Thiel—co-founder of PayPal, Palantir Technologies, and the Founders Fund—and Hong Kong businessman, Richard Li, the founder and chairman of Pacific Century Group. To learn more about MoneyHero and how the innovative fintech company is driving APAC’s digital economy, please visit www.MoneyHeroGroup.com.

Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the United States federal securities laws and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to the Group’s growth strategies, future results of operations and financial position, market size, industry trends and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which are all subject to change due to various factors including, without limitation, changes in general economic conditions. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in business, market, financial, political and legal conditions; the Company’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industries in which the Company and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; and the Group’s ability to implement its growth strategies and manage its growth; the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to attract traffic to its websites; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain adequate insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) and general economic conditions in the countries in which the Group operates; the Group’s ability to attract and retain management and skilled employees; the impact of the COVID-19 pandemic or any other pandemic on the business of the Group; the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers; disruptions to the Group’s information technology systems and networks; the Group’s ability to grow and protect its brand and the Group’s reputation; the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; and unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s annual report for the year ended December 31, 2024 on Form 20-F (File No.: 001-41838), registration statement on Form F-1 (File No.: 333-275205), and other documents to be filed by the Company from time to time with the U.S. Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that the Company currently does not know, or that the Company currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect the Company’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Forward-looking statements speak only as of the date they are made. The Company anticipates that subsequent events and developments may cause their assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of the Company contained herein are not, and do not purport to be, appraisals of the securities, assets, or business of the Company.

For inquiries, please contact:

Investor Relations:

MoneyHero IR Team

IR@MoneyHeroGroup.com

Media Relations:

MoneyHero PR Team

Press@MoneyHeroGroup.com